Issuer Free Writing Prospectus	Registration Statement No. 333-125125
Dated January 14, 2008	Filed Pursuant to Rule 433 of the Securities Act of 1933

FINAL TERM SHEET

Thornburg Mortgage, Inc.

10% Series F Cumulative Convertible Redeemable Preferred Stock

Issuer:	Thornburg Mortgage, Inc.

Security:	10% Series F Cumulative Convertible Redeemable Preferred Stock (Series F Preferred Stock)

Shares Offered:	8,000,000

Over-allotment Shares:	1,200,000

Public Offering Price:	$19.50 per share; $156,000,000 total (not including over-allotment option)

Underwriting Discounts and Commissions:	$0.975 per share; $7,800,000 total (not including over-allotment option)

Proceeds to the Issuer (before expenses):	$18.525 per share; $148,200,000 total (not including over-allotment option)

Use of Proceeds:	The Issuer intends to use the majority of the net proceeds from this offering to finance the acquisition or origination of additional ARM Assets and use the remainder of the proceeds for liquidity needs and for working capital, which may include the repayment of maturing obligations. The issuer does not intend to use the proceeds to pay any Common Stock or preferred stock dividends.

Bookrunners:	Friedman, Billings, Ramsey & Co., Inc. UBS Investment Bank

Co-managers:	Bear, Stearns & Co. Inc. Stifel, Nicolaus & Company, Incorporated

Dividend Rights:

Holders of the Series F Preferred Stock will be entitled to receive, when, as and if declared by the Issuer’s Board of Directors, cumulative cash dividends payable quarterly in an amount per share of Series F Preferred Stock equal to the greater of:

•        $0.6250 per quarter (which is equal to an annual base rate of 10% of the $25.00 liquidation preference per share or $2.50 per year); or

•        if, with respect to any calendar quarter, the Issuer distributes to the holders of the Issuer’s Common Stock, any cash, including quarterly cash dividends, an amount that is the same percentage of the $25.00 liquidation preference per share as the Common Stock dividend yield for that quarter.

The Common Stock dividend yield for a quarter is the quotient (expressed as a percentage) obtained by dividing the cash per share of Common Stock distributed to holders of Common Stock with respect to such quarter by the average daily closing price of our Common Stock on the NYSE for the ten trading days immediately following the day that any Common Stock dividend is declared for such quarter.

Dividend Payment Dates:	To the extent declared by the Issuer’s Board of Directors, quarterly on February 15, May 15, August 15 and November 15, or if such day is not a business day, the next succeeding business day, of each year, beginning on February 15, 2008.

No Maturity:	The Series F Preferred Stock will have no stated maturity date, and the Issuer will not be required to redeem or convert the Series F Preferred Stock. Accordingly, the Series F Preferred Stock will remain outstanding indefinitely, unless the holder decides to convert it or the Issuer decides to redeem it or convert it in accordance with the Issuer’s options to do so or it is otherwise cancelled or exchanged.

Conversion Rights:	The Series F Preferred Stock is convertible at the option of the holder at any time into the Issuer’s Common Stock initially at a conversion rate of 2.1739 shares of Common Stock per $25.00 liquidation preference, or the “Conversion Rate,” which is equivalent to an initial conversion price of $11.50 per share of Common Stock. The Conversion Rate is subject to adjustment upon the occurrence of certain events.

Issuer Conversion Option:	On or after September 7, 2012, the Issuer may, at its option, require the holder of Series F Preferred Stock to convert the Series F Preferred Stock into that number of shares of Common Stock that are issuable at the Conversion Rate then in effect (as adjusted) (the “Issuer Conversion Option”). The Issuer may exercise the Issuer Conversion Option only if the closing price of the Issuer’s Common Stock price equals or exceeds 130% of the then prevailing conversion price of the Series F Preferred Stock for at least 20 trading days within any period of 30 consecutive trading days (including the last trading day of such period) ending on the trading day immediately prior to the Issuer’s issuance of a press release announcing the exercise of the Issuer Conversion Option.

Information Rights:	During any period in which the Issuer is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of the Series F Preferred Stock are outstanding, the Issuer will (i) transmit by mail to all holders of the Series F Preferred Stock, as their names and addresses appear in the Issuer’s record books, copies of the annual reports and quarterly reports that the Issuer would have been required to file with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 or 15(d) of the

Exchange Act if the Issuer were subject to those sections (other than any exhibits that would have been required) and (ii) promptly upon written request, make available copies of such reports to any prospective holder of the Series F Preferred Stock. The Issuer will mail the reports to the holders of the Series F Preferred Stock within 15 days after the respective dates by which the Issuer would have been required to file the reports with the SEC if the Issuer were subject to Section 13 or 15(d) of the Exchange Act.

Special Optional Redemption:	If at any time both (i) the Series F Preferred Stock is not listed on the NYSE or the AMEX or quoted on the NASDAQ, and (ii) the Issuer is not subject to the reporting requirements of the Exchange Act, the Issuer will have the option to redeem the Series F Preferred Stock, in whole but not in part, within 90 days after the date upon which the Series F Preferred Stock ceases to be listed and the Issuer ceases to be subject to such reporting requirements, for cash at $25.00 per share, plus all accumulated, accrued and unpaid dividends, if any, to and including the redemption date. The Issuer will not be required to set aside funds to redeem the Series F Preferred Stock.

Optional Redemption:	The Issuer will not be able to redeem the Series F Preferred Stock prior to September 7, 2012, except as described above or in limited circumstances to enforce the limitations on ownership necessary to preserve the Issuer’s tax qualification as a REIT as described in the prospectus supplement and the accompanying prospectus. On or after September 7, 2012, the Issuer will be able, at its option, to redeem the Series F Preferred Stock, in whole or in part, at any time and from time to time, for cash at a price of $25.00 per share, plus all accumulated, accrued and unpaid dividends (whether or not declared), if any, to and including, the date of redemption. Any partial redemption generally will be on a pro rata basis. The Issuer will not be required to set aside funds to redeem the Series F Preferred Stock.

Settlement Date:	January 18, 2008

Type of Security:	SEC Registered

CUSIP Number:	885218 701

ISIN Number:	US8852187017

Concurrent Equity Offering:	7,000,000 shares of common stock at a public offering price of $8.00 per share, pursuant to a separate prospectus supplement.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated January 9, 2008) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free (800) 846-5050 or (888) 827-7275.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.